SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934


                     AFFIRMATIVE INSURANCE HOLDINGS, INC.
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                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
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                        (Title of Class of Securities)


                                   008272106
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                                (CUSIP Number)

                                Andrew G. Bluhm
                             DSC AFFM Manager LLC
                      900 N. Michigan Avenue, Suite 1900
                            Chicago, Illinois 60611
                           Telephone: (312) 915-2400
                           Facsimile: (312) 915-2487
     --------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                With a copy to:
                           Thomas W. Greenberg, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

                                 June 30, 2005
  --------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     DSC AFFM Manager LLC
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                     (a) [X]
                                                                     (b) [ ]
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3.   SEC USE ONLY

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4.   Source of Funds (See Instructions)

     AF
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
                                                                        [  ]
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6.   Citizenship or Place of Organization

     Delaware
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Number of                                    7.      Sole Voting Power
Shares
Beneficially                                          0
Owned by                                     ----------------------------------
Each                                         8.      Shared Voting Power
Reporting
Person with                                          1,459,699 (See Item 5)
                                             ----------------------------------
                                             9.      Sole Dispositive Power

                                                     0
                                             ----------------------------------
                                             10.     Shared Dispositive Power
                                                     2,642,699 (See Item 5)
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,642,699 (See Item 5)
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)

                                                                    [  ]
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13.  Percent of Class Represented by Amount in Row (11)

     17.8% (See Item 5)
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14.  Type of Reporting Person (See Instructions)

     OO
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

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Andrew G. Bluhm
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                    (a) [X]
                                                                    (b) [ ]
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3.   SEC USE ONLY

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4.   Source of Funds (See Instructions)

     AF
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     U.S. Citizen
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Number of                                    7.      Sole Voting Power
Shares
Beneficially                                         0
Owned by                                     ----------------------------------
Each                                         8.      Shared Voting Power
Reporting
Person with                                          1,459,699 (See Item 5)
                                             ----------------------------------
                                             9.      Sole Dispositive Power

                                                     0
                                             ----------------------------------
                                             10.     Shared Dispositive Power

                                                     2,642,699 (See Item 5)
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,642,699 (See Item 5)
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                         [  ]
-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     17.8% (See Item 5)
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14.  Type of Reporting Person (See Instructions)

     IN
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


         This Statement on Schedule 13D/A (the "Statement") is being filed as Amendment No. 2 to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 13, 2005 (the "Original Statement"), as amended by Amendment No. 1 to the Statement on Schedule 13D/A filed with the Securities and Exchange Commission on June 14, 2005 (the "First Amendment"). Capitalized terms used but not defined herein have the meaning set forth in the Original Statement or the First Amendment. As a result of transactions described in Item 4 below, DSC AFFM Manager LLC has been added as a reporting person hereunder and DSC Advisors, L.P. has been removed as a reporting person.

Item 2. Identity and Background.

Item 2 is amended and restated in its entirety as follows:

         This Statement is being filed jointly on behalf of DSC AFFM Manager LLC, a Delaware limited liability company ("DSC Manager"), and Andrew G. Bluhm, the managing member of DSC Manager (Mr. Bluhm, together with DSC Manager, the "Reporting Persons"). The principal office of each of the Reporting Persons is located at 900 N. Michigan Avenue, Suite 1900, Chicago, Illinois 60611. DSC Manager is the sole managing member of DSC AFFM, LLC, a Delaware limited liability company ("DSC AFFM"), and has sole control over its affairs and investment decisions including the power to vote or dispose of the shares of Common Stock held by DSC Manager. DSC AFFM is jointly owned by Delaware Street Capital Master Fund, L.P., a Cayman Islands exempted limited partnership ("DSC Master Fund"), LAMB Partners, an Illinois general partnership which is controlled by Neil G. Bluhm ("Lamb"), and Neil G. Bluhm (Neil G. Bluhm collectively with Lamb, the "Neil Bluhm Group"), who own 79.5%, 16.5% and 4% of the membership interests of DSC AFFM, respectively. Andrew G. Bluhm is the Managing Member of DSC Advisors L.L.C., a Delaware limited liability company, which serves as the general partner to DSC Advisors, L.P., a Delaware limited partnership. DSC Advisors, L.P. is the investment manager of DSC Master Fund. The principal office of each of the Reporting Persons is located at 900 N. Michigan Avenue, Suite 1900, Chicago, Illinois 60611.

         The names, business addresses and present principal occupations or employment of the directors and executive officers of DSC Manager are set forth on Schedule I, which is incorporated herein by reference. Except as noted on Schedule I, all directors and executive officers of DSC, including Mr. Bluhm, are citizens of the United States.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons identified on Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. None of the persons identified on Schedule I hereto has, during the last five years, been a party to any civil proceeding as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         As a result of the Reporting Persons' purchase of the Purchased Shares and the arrangements between the parties described in Item 4, each of the Reporting Persons, Affirmative Investment LLC ("Affirmative Investment"), Affirmative Associates LLC ("Affirmative Associates") and J. Christopher Flowers (Mr. Flowers, collectively with Affirmative Investment and Affirmative Associates, the "JCF Group") may be deemed to be a group pursuant to Section 13(d)(3) of the Securities Exchange Act and accordingly may be deemed the beneficial owner of all of the shares of Common Stock owned by each of them. Information which is required with respect to the JCF Group is set forth in a separate Statement on Schedule 13D which has been filed by the JCF Group.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety as follows:

         From time to time on or prior to May 6, 2005, DSC Master Fund acquired an aggregate of 1,159,699 shares of Common Stock through open market purchases as directed by its investment advisor, DSC Advisors, L.P. The aggregate purchase price of the Common Stock acquired in such purchases was $16,691,593, including brokerage fees and commissions. The purchase price was paid out of the capital provided by and on behalf of DSC Master Fund and was held for the accounts of Delaware Street Capital L.P., a Delaware limited partnership, Delaware Street Capital II, L.P., a Delaware limited partnership, and Delaware Street Capital Offshore, Ltd., a Cayman Islands exempted company.

         From time to time on or prior to August 5, 2004, Lamb acquired an aggregate of 240,000 shares of Common Stock through open market purchases. The aggregate purchase price of the Common Stock acquired in such purchases was $3,449,546, including brokerage fees and commissions. The purchase price was paid out of the capital provided by and on behalf of Lamb.

         On July 9, 2004, Neil G. Bluhm acquired an aggregate of 60,000 shares of Common Stock through open market purchases. The aggregate purchase price of the Common Stock acquired in such purchases was $840,015, including brokerage fees and commissions. The purchase price was paid out of the capital provided by Neil G. Bluhm.

         The shares of Common Stock held by DSC Master Fund, Lamb and Neil G. Bluhm described above were contributed to and acquired by DSC AFFM as described in Item 4. The Reporting Persons did not borrow any funds in connection with the purchase of the Common Stock.

         In connection with the transactions described in Item 4, New Affirmative LLC ("NAL") has entered into an agreement, subject to the conditions set forth therein, to acquire the Additional Shares (as defined below) for an aggregate of $78,273,420. NAL intends to fund such purchases with cash to be provided by DSC AFFM and Affirmative Investment (an entity which was formed by J.C. Flowers I L.P. ("JCF I") on June 22, 2005 in conjunction with The Enstar Group, Inc., a Georgia corporation ("Enstar")) (the "NAL Funding"). DSC AFFM will fund its portion of the NAL Funding with proceeds obtained from DSC Master Fund and the Neil Bluhm Group. Affirmative Investment LLC will fund its portion of the NAL Funding with proceeds obtained from JCF I (86%) and Enstar (14%).

Item 4. Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

         On June 13, 2005, DSC Master Fund agreed to contribute 1,159,699 shares of Common Stock (the "DSC Contribution") owned by it to DSC AFFM in exchange for 100% of the membership interest in DSC AFFM. On June 30, 2005, the Neil Bluhm Group agreed to contribute 300,000 shares of Common Stock (the "Bluhm Contribution" and together with the DSC Contribution, the "Contributions") owned by them to DSC AFFM in exchange for 20.5% of the membership interests in DSC AFFM. As a result of the Contributions, DSC Master Fund currently owns 79.5% of the membership interests of DSC AFFM and the Neil Bluhm Group own 20.5% of the membership interests of DSC AFFM. Pursuant to the NAL Subscription Agreement, as amended, DSC AFFM will contribute the 1,459,699 shares of Common Stock to NAL, subject to Form A approval, at or simultaneously with the closing of the transactions contemplated by the Vesta Stock Purchase Agreement (as defined below). DSC Manager has no economic interest in DSC AFFM but is its sole managing member and has sole control over its affairs and investment decisions, including power to vote or dispose of the shares of Common Stock held by DSC AFFM. Following the transactions described above, none of the DSC Master Fund or the Neil Bluhm Group will own any shares of Common Stock other than the indirect interest in the Common Stock through their ownership of membership interests in DSC AFFM.

         On June 14, 2005, NAL, JCF I and DSC Master Fund entered into a Stock Purchase Agreement (the "Vesta Stock Purchase Agreement") with Vesta Insurance Group, Inc. ("VIG") and Vesta Fire Insurance Corporation, a subsidiary of VIG ("VFIC", and together with VIG, "Vesta") pursuant to which Vesta agreed to sell to NAL, and NAL agreed to acquire from Vesta, an aggregate of 5,218,228 shares of Common Stock (the "Additional Shares") for a purchase price of $15.00 per share. The consummation of the transactions contemplated by the Vesta Stock Purchase Agreement is subject to various conditions, including but not limited to: (i) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended,
(ii) the filing of a Form A, Statement Regarding the Acquisition of, Control of a Domestic Insurer (the "Form A") with the Illinois Department of Financial and Professional Regulation - Division of Insurance (the "Department") and the receipt of written approval from the Department with respect to the Form A and
(iii) the representations and warranties in the Stock Purchase Agreement being true and correct as of the closing date under the Stock Purchase Agreement. A copy of the Stock Purchase Agreement is filed as Exhibit 1 hereto and is incorporated by reference in its entirety herein.

         On June 13, 2005, DSC AFFM and JCF I entered into (i) a subscription agreement (the "NAL Subscription Agreement") with respect to the purchase of membership units of NAL (the proceeds of which will, in part, be used to purchase the Additional Shares), whereby each of DSC AFFM and JCF I acquired 50% of the membership units of NAL and (ii) a limited liability company agreement (the "NAL LLC Agreement") with respect to the operation and management of NAL. NAL was formed for the purpose of acquiring, holding, voting and disposing of the Additional Shares and any shares of Common Stock that may be acquired by NAL in the future (including shares of Common Stock contributed to NAL by DSC AFFM and Affirmative Investment in connection with the consummation of the transactions contemplated by the Vesta Stock Purchase Agreement). A copy of the NAL Subscription Agreement is filed as Exhibit 2 hereto and is incorporated by reference in its entirety herein. On June 30, 2005, the parties to the NAL Subscription Agreement entered into an amendment to the NAL Subscription Agreement to cause Affirmative Investment to replace JCF I as a party thereto. A copy of the Amendment to the NAL Subscription Agreement is attached as Exhibit 3 hereto and is incorporated by reference in its entirety herein.

         Affirmative Investment and DSC AFFM have agreed pursuant to the NAL Subscription Agreement, as amended, not to acquire any additional shares of Common Stock, or sell any shares of Common Stock, without the consent of the other party and the receipt of any applicable regulatory approval from the Department. In addition, JCF I and DSC AFFM agreed that, following the closing of the transactions contemplated by the Stock Purchase Agreement, neither party will acquire, sell or vote any shares of Affirmative Common Stock other than through, or by, NAL. DSC AFFM has consented to Affirmative Investment's purchase of the Purchased Shares. Pursuant to the terms of the NAL Subscription Agreement, as amended, Affirmative Investment will, subject to Form A approval, contribute all of the Purchased Shares to NAL at or substantially simultaneously with the closing of the Stock Purchase Agreement.

         On June 28, 2005, Affirmative Investment purchased 1,183,000 shares of Common Stock of the Company in open market purchases.

         In addition, on June 30, 2005, Affirmative Investment became a party to the NAL LLC Agreement by replacing JCF I as a member therein. Immediately thereafter, Affirmative Investment and DSC AFFM amended and restated the NAL LLC Agreement (such amendment and restatement, the "Amended and Restated NAL LLC Agreement"). A copy of the Amended and Restated NAL LLC Agreement is attached as Exhibit 4 hereto and is incorporated by reference in its entirety herein.

         As a result of the foregoing transactions, upon the closing of transactions contemplated by the NAL Subscription Agreement and the Vesta Stock Purchase Agreement, and subject to the conditions set forth in such agreements (including Form A approval), (i) NAL will own 7,860,927 shares of Common Stock (or 52.9% of the total shares that the Reporting Persons believe are outstanding (as described in item 5)) and (ii) each of DSC AFFM and Affirmative Investment will own 50% of the membership units in NAL.

         The Reporting Persons believe that recent and current trading prices do not adequately reflect the value of the underlying businesses and assets of the Company and that there is potential for appreciation in the market value of the Common Stock and the Additional Shares. Following the execution of the Stock Purchase Agreement, NAL notified the Company's management of NAL's agreement to purchase the Additional Shares. The Reporting Persons do not presently intend to seek to replace the Company's current management or to take any adverse or opposing position to the current policies of the Company. The Reporting Persons intend, from time to time, through NAL, to discuss with management the direction of any future plans for the Company. The Reporting Persons may, from time to time, hold discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to the operations or policies of the Company as a means of enhancing shareholder value. Subject to the receipt of written approval from the Department with respect to the Form A to be filed by NAL with the Department and upon the closing of the purchase of the Additional Shares, the Reporting Persons may seek to cause, through NAL, changes in the present composition of the board of directors of the Company, including by nominating for election and voting for persons to fill some or all of the seats on the board of directors. The Reporting Persons reserve the right to change their intentions and to develop plans or proposals that could result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended, or any other transaction which the Reporting Persons believe could enhance shareholder value, any such transactions, subject to any applicable regulatory approval from the Department.

         The Reporting Persons also intend to review on a regular basis their investment in the Company and reserve the right to acquire additional shares of the Common Stock, maintain their holdings at their current levels or dispose of all or some of the shares of Common Stock in the open market or through privately negotiated transactions, any such transactions, subject to any applicable regulatory approval from the Department.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

         (a) Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed on May 16, 2005, there were 16,852,753 shares of Common Stock outstanding as of May 12, 2005. On May 19, 2005, the Company announced that it had entered into a definitive agreement to repurchase 2,000,000 shares of Company common stock held by VIG. The Company announced on June 1, 2005 that the repurchase had been consummated. As a result, the Reporting Persons believe that 14,852,753 shares of Common Stock are currently outstanding. The Reporting Persons and the JCF Group together beneficially own an aggregate of 2,642,699 shares of Common Stock, representing 17.8% of the issued and outstanding Common Stock. As a result of the purchase by the JCF Group of the Affirmative Investment Purchased Shares and arrangements between the parties described in Item 4, each of the Reporting Persons and the JCF Group may be deemed to be a group pursuant to Section 13(d)(3) of the Securities Exchange Act and may be deemed the beneficial owner of all of the shares of Common Stock owned by each of them. Accordingly, as of June 30, 2005, the Reporting Persons may be deemed to beneficially own 2,642,699 shares of Common Stock representing 17.8% of the issued and outstanding Common Stock. The JCF Group is filing a separate statement on Schedule 13D reporting that they may be deemed to beneficially own an aggregate of 2,642,699 shares of Common Stock.

         (b) The Reporting Persons have the sole power to vote or to direct to vote and to dispose or to direct the disposition of 0 shares of Common Stock beneficially owned by them and have the shared power to vote or to direct to vote 1,459,699 shares of Common Stock (which excludes the shares of Common Stock held by the JCF Group) that may be deemed to be beneficially owned by them and to dispose or to direct the disposition of 2,642,699 shares of Common Stock that may be deemed to be beneficially owned by them. The Reporting Persons do not have the sole power to vote or to direct to vote or dispose or to direct the disposition of any shares of Common Stock beneficially owned by them. As a result of their ownership interest in and control of DSC AFFM, each of DSC Manager and Mr. Bluhm may be deemed to control DSC AFFM and therefore may be deemed to hold voting and/or dispositive power over such shares of Common Stock as described in the prior sentence. Mr. Bluhm disclaims beneficial ownership of such shares of Common Stock. In addition, the Reporting Persons disclaim beneficial ownership of the Additional Shares until the consummation of the transactions contemplated by the Stock Purchase Agreement.

         (c) Other than as set forth on Schedule II hereto, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

         (d) Except as described in Item 3 of this Statement, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as described in Items 3, 4 and 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. The Reporting Persons have entered into a joint filing agreement which is attached as Exhibit 5 hereto.

Item 7. Material to be Filed as Exhibits.

        Exhibit 1 Stock Purchase Agreement, dated June 14, 2005, by and among, New Affirmative LLC, Vesta Insurance Group, Inc., Vesta Fire Insurance Corporation and solely with respect to certain sections thereof, Delaware Street Capital Master Fund, L.P. and J.C. Flowers I LP (incorporated by reference to Exhibit 1 to the First Amendment)

        Exhibit 2 Subscription Agreement, dated June 14, 2005, by and among New Affirmative LLC, DSC AFFM, LLC and J.C. Flowers I LP (incorporated by reference to
                          Exhibit 2 to the First Amendment)

        Exhibit 3 Amendment No. 1 to Subscription Agreement, dated June 30, 2005, by and among New Affirmative LLC, DSC AFFM, LLC, J.C. Flowers I LP and Affirmative Investment LLC

        Exhibit 4 Amended and Restated New Affirmative Limited Liability Company Agreement, dated June 30, 2005, by and between DSC AFFM, LLC and Affirmative Investment LLC

        Exhibit 5 Joint Filing Agreement, dated June 30, 2005, by and among the Reporting Persons

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                             DSC AFFM MANAGER LLC

                                             By:  /s/ Andrew G. Bluhm
                                                  ----------------------------
                                                  Name:  Andrew G. Bluhm
                                                  Title: Authorized Person


                                             ANDREW G. BLUHM

                                             /s/ Andrew G. Bluhm
                                             ---------------------------------

Dated: June 30, 2005

                                                                    Schedule I

                DIRECTORS AND EXECUTIVE OFFICERS OF DSC MANAGER

         The names, present principal occupations and business addresses of the directors and executive officers' of DSC Manager are set forth below. Except as set forth below, the control person's or executive officer's business address is that of DSC Manager. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such person's position with DSC Manager.

Andrew G. Bluhm, Manager
900 N. Michigan Avenue, Suite 1900
Chicago, Illinois 60611

                                                                 Schedule II

  Date of Acquisition      Number of Shares Purchased       Price Per Share ($)

        4/29/2005                      5,000                         14.84

         5/2/2005                     25,000                         15.05

         5/6/2005                     27,500                         15.05